

Mail Stop 4561

May 18, 2009

Edward Lipkus III
Chief Financial Officer
First Commonwealth Corporation
22 North Sixth Street
Indiana, Pennsylvania 15701

> **RE:** **First Commonwealth Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-11138**

Dear Mr. Lipkus,

We have reviewed your letter filed on March 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

March 31, 2009 Form 10-Q

Financial Statements

Note 7 – Impairment of Investment Securities, page 12

Please address the following regarding your response to comment five in your letter dated March 30, 2009 and your disclosures in your March 31, 2009 Form 10-Q:

1. On page 20 you disclose that you use a discounted cash flow analysis to determine the fair value of your pooled trust preferred collateralized debt obligations. You also use a discounted cash flow analysis to provide the best estimate of credit related other-than-temporarily impairment for these securities.

    a. Please provide us with the cash flow analysis used to determine the fair value of Pre TSL XIII at March 31, 2009. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in SFAS 157 and related interpretations. Specifically provide detailed information on how you determined the discount rate used and how you developed your liquidity adjustment.

    b. Please provide us with the cash flow analysis used to evaluate Pre TSL XIII for other-than-temporary impairment.

    c. We note your disclosure on page 17 of some of the variables in your discounted cash flow tests. Please revise your future filings as well as your response to identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with the guidance in FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically ensure that you address the following in your response and future filings:

        • Discount rate – tell us how you determined the discount rate.

        • Probability of default – tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter and compare these amounts to your assumptions. Also tell us whether you have assumed a 10% recovery rate for defaults that have already occurred and tell us the lag upon which you will recover the amounts.

    d. Please identify the key differences between the cash flow analysis used to determine the fair value of the security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between the two measures.

2.   Please tell us the facts and circumstances regarding the change in estimated cash flows from December 31, 2008 to March 31, 2009 which led to the impairments taken in the first quarter. Please identify the specific reason for the adverse change in cash flows for each security in which impairment was taken. We note Pre TSL VI had excess subordination of 99% at December 31, 2008.

3.   Please tell us what information you received from rating agencies supporting their ratings of your pooled trust preferred securities and tell us how you considered it as part of your analysis.

4.   To the extent you have the information, please tell us the number of securities for which you estimated a lower probability of default as compared to Fitch or Moody's. If you consistently had a lower estimate, please tell us why you believe this is reasonable and more appropriate.

5.   Please tell us what procedures you perform related to securities with minimal excess subordination at a period end to determine that the security is temporarily impaired.

6.   Please tell us how you considered subsequent events information as part of your other-than-temporary impairment analysis at December 31, 2008 and March 31, 2009.

Form 8-K filed April 23, 2009

7.   In your press release you identify core net income, core return on average equity, core return on average assets and core non-interest income as non-GAAP measures. These measures exclude securities impairment losses and securities gains and losses. These measures appear to smooth a measurement of earnings. Please provide us with your support and revise your future filings to:

   a.   Clearly label these measures as non-GAAP each time they are presented;

   b.   Disclose the material limitations associated with use of the financial measure as compared to the use of the most directly comparable GAAP financial measure; and

   c.   Disclose the manner in which management compensates for these limitations when using the financial measure.

Please provide us your proposed revised disclosure in your response. Refer to Item 2.02 of Form 8-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance available on our web-site.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief